Exhibit 99.7

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Robert Etem, on behalf of himself and all others similarly situated,	Court File No. 05-2086

Plaintiff,

vs. Jeff L. O’Dell, James Bernards, Roger Gower, Michael Wright, Linda Hall Whitman, and August Technology Corporation,	FIRST AMENDED COMPLAINT (Corrected) JURY TRIAL DEMANDED

Defendants.

Plaintiff, by his attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff and plaintiff’s counsel or which are predicated upon, inter alia, a review of public filings made with the Securities and Exchange Commission (“SEC”), press releases and reports, and an investigation undertaken by plaintiff’s counsel.

NATURE OF THE ACTION

1. This is a shareholder class action on behalf of the public stockholders of August Technology Corporation (“August” or the “Company”) arising out of the improper and unlawful conduct of the Company’s directors in connection with the proposed merger of August with Nanometrics Incorporated (“Nanometrics”). Plaintiff contends that August’s directors have breached their fiduciary duties owed to the Company’s shareholders by, among other things: (1) agreeing to merge with Nanometrics without following procedures designed to maximize shareholder value; and (2) agreeing to onerous and unlawful provisions in the merger agreement with Nanometrics which effectively preclude a competing bid.

2. On or about January 21, 2005, August’s directors announced that they had entered into a merger agreement with Nanometrics (the “Merger Agreement”) pursuant to which shareholders of August will receive 0.6401 shares of the newly-merged company for each share of August common stock, while Nanometrics shareholders will receive 1 share of the new company’s stock (the “Nanometrics Merger”).

3. Notwithstanding their well-established fiduciary duty to seek and solicit the best offer available, August agreed to an exchange price far below market value. At the time of the offer, the Nanometrics Merger valued August’s shares at $8.39 per share. Less than a week later, Rudolph Technologies, Inc. (“Rudolph”) made a competing offer to August’s Board which valued August’s shares at $10.50 per share (the “Rudolph Offer”).

4. The Merger Agreement, which defendants (August’s directors) signed, places several significant roadblocks in the way of third parties who desire to make competing merger offers with August. Specifically, the Merger Agreement (1) requires any third party who makes an unsolicited offer to sign a confidentiality agreement with August, which, upon information and belief, prevents that company from making a subsequent tender offer to August shareholders; and (2) requires August to pay an $8.3 million “termination fee” to Nanometrics, plus Nanometrics’ undisclosed “expenses.”

5. Although the defendants each agreed to these provisions in the Merger Agreement, all of these provisions in the Merger Agreement are contrary to the interests of August shareholders in maximizing the value of their shares.

6. In fact, on January 27, 2005, when Rudolph made its offer to merge with August, Rudolph was then subject to the confidentiality agreement, termination fee and other onerous provisions of the Merger Agreement.

7. On February 7, 2005, August announced that it was no longer in negotiations with Rudolph, specifically because Rudolph had refused to sign the confidentiality agreement as August had presented it to Rudolph.

8. Absent judicial intervention, defendants will continue to breach their fiduciary duties owed to August’s shareholders. Thus, this action seeks (1) to enjoin certain provisions of the Merger Agreement which essentially adds an $8.3 million surcharge, plus Nanometrics’ “expenses,” on to the price a third-party bidder must pay to merge with August; (2) to enjoin certain provisions of the Merger Agreement which require third party bidders to comply with onerous and unfair confidentiality agreements; and (3) to enjoin the consummation of the Nanometrics Merger until these provisions are cured.

THE PARTIES

9. Plaintiff Robert Etem is the owner of approximately 4,200 shares of August common stock and has been the owner of such shares continuously since prior to the wrongs complained of herein.

10. Defendant August is a corporation duly existing and organized under the laws of the State of Minnesota, with its principal executive offices located at 4900 West 78th Street, Bloomington, Minnesota. August is a leading manufacturer of automated visual inspection solutions for the microelectronics industry.

11. Defendant Jeffrey L. O’Dell is and at all times relevant hereto has been Chairman of the Board and Chief Executive Officer of August.

12. Defendants James Bernards, Roger Gower, Michael Wright, and Linda Hall Whitman are and at all times relevant hereto have been directors of August.

13. The defendants referred to in paragraphs 11 and 12 are collectively referred to herein as the “Individual Defendants.”

14. August’s current Board of Directors is “staggered,” whereby a third of the Board is up for election each year.

15. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of August, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action on its own behalf and as a class action, pursuant to Minn. Dist. Ct. Gen. Rules 23.01 and 23.02, on behalf of itself and holders of August common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of February 8, 2005, there were approximately 17.81 million shares of August common stock outstanding.

19. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following:

(a)	whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

(b)	whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

22. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

23. On January 21, 2005, August and Nanometrics announced that they had entered into an Agreement and Plan of Merger and Reorganization under which the companies would combine in a stock-for-stock transaction.

24. The new entity will be named August Nanometrics Incorporated (“ANI”). Under the terms of the Merger Agreement, August shareholders will receive 0.6401 shares of ANI common stock for each share of August stock held. Nanometrics shareholders will receive one share of ANI common stock for each share of Nanometrics common stock held.

25. ANI’s Board of directors will have seven members: three from August, and three from Nanometrics. Defendant O’Dell will serve as an executive and director of ANI.

26. The Nanometrics Merger values shares of August at $8.39 per share, and values August’s outstanding 17.81 million shares at $149 million.

The Merger Agreement Unfairly Prevents August Shareholders

From Fairly Considering Competing Merger Bids

27. On January 27, 2005, Rudolph announced that it had communicated a merger offer to the August Board. The Rudolph Offer valued August’s shares at $2.16 in cash, plus 0.4955 share of Rudolph stock for each share of August, which equated to approximately $10.50 per share for August shareholders. The Rudolph Offer values August’s outstanding shares at $187 million, a 26% premium for August’s shareholders over the Nanometrics Merger.

28. Unfortunately for August’s shareholders, August’s Board had agreed, in the Merger Agreement, to several unfair and inequitable provisions that prejudice August’s shareholders from receiving the highest value for their shares.

29. Specifically, the Merger Agreement includes three unduly onerous restrictions on the ability of August to consider competing third-party offers to merge with August. First, the Merger Agreement requires competing bidders to sign a confidentiality agreement, which, upon information and belief, includes a “stand still” provision. A “stand still” provision prohibits a third-party bidder from making a tender offer to August’s shareholders after reviewing confidential August documents as part of its due diligence. Second, the Merger Agreement includes an $8.3 million termination fee, which requires August to pay Nanometrics $8.3 million, plus all of Nanometrics’ merger-related “expenses,” in the event that August accepts a merger proposal from a third-party bidder. Not even counting Nanometrics’ unspecified “expenses,” the $8.3 million termination fee represents 5.6% of the value of the entire Nanometrics Merger. This termination fee is totally disproportionate to the amount of the deal, and functions to the detriment of August’s shareholders. Third, the Merger Agreement unfairly requires August immediately to report the specific contents of any third-party bids to Nanometrics, which unfairly dissuades third-party bidders by giving Nanometrics a presumptive edge in any subsequent negotiations.

30. Plaintiff alleges that defendants have breached their fiduciary duties to August’s shareholders by agreeing to these unduly restrictive provisions in the Merger Agreement, as they prevent the Company from maximizing shareholder value by unfairly tilting the playing field towards Nanometrics.

A.	The Merger Agreement Requires Competing Bidders to Sign a Confidentiality Agreement With Undue Restrictions.

31. The Merger Agreement requires August to immediately cease discussions with any competing bidders, and prohibits August from soliciting any such competing bid. Section 7.2(b) of the Merger Agreement explains that in the event of August receiving any unsolicited bid from a third party, August “shall be permitted to engage in discussions and negotiations” with that party provided that the third party entered into a confidentiality agreement with August “having provisions that are no less favorable” than the confidentiality agreement between August and Nanometrics.

32. Upon information and belief, the sources of which are described below, the confidentiality agreement between August and Nanometrics includes a “stand still” provision,

which prohibits Nanometrics from making a tender offer directly to August’s shareholders. Accordingly, third-party bidders who may be interested in a merger with August are similarly prohibited from making a tender offer to August’s shareholders.

33. The “stand still” provision places third-party bidders in the position of having to choose whether to make a tender offer directly to August’s shareholders without the benefit of conducting any due diligence on the Company, or whether to agree to the confidentiality agreement, review Company documents, and then be bound only to negotiate a potential merger with August’s Board.

34. In light of the unduly restrictive provisions that August’s Board had already agreed to include in the Merger Agreement with Nanometrics, third-party bidders cannot feel confident that August’s Board will negotiate with them in good faith. A third-party bidder therefore cannot agree in advance not to pursue a tender offer in the event that August’s Board rejects its merger bid. Accordingly, any “stand still” provision included in the confidentiality clause unfairly restrains third-party bidders from making legitimate merger bids which would benefit August’s shareholders.

35. In fact, as outlined below, when Rudolph made such an unsolicited offer, they only agreed to sign the confidentiality agreement “but for provisions that would prevent us from further enhancing our offer or continuing communications with shareholders of ...August....” Accordingly, upon information and belief, the confidentiality agreement referred to in Section 7.2(b) of the Merger Agreement contains a “stand still” provision, which prevents competing bidders from making a tender offer to August shareholders after conducting any due diligence in furtherance of such a merger proposal. Such a “stand still” agreement unfairly prevents third parties from making competing bids which would benefit the shareholders of August.

36. Plaintiff alleges that by agreeing to such a restriction on the ability of third-party bidders to present bona fide merger offers to August’s shareholders, defendants have breached their fiduciary duty to maximize shareholder value.

B.	The Merger Agreement Contains an Unlawful Termination Fee

37. Notwithstanding the fact that defendants did not canvass the market or investigate whether any other parties would be interested in acquiring August, defendants agreed to a “termination fee” in the Merger Agreement which substantially discourages any competing bids for the Company. Specifically, Section 9.3(b) of the Merger Agreement states that August must pay Nanometrics $8.3 million, plus all of Nanometrics’ merger-related “expenses,” if the Company terminates the Merger Agreement in favor of a superior proposal.

38. The “termination fee” provision of the Merger Agreement effectively forecloses the emergence of a superior bid and is therefore unlawful. Any third-party willing to make a merger proposal to August must be willing to pay an additional $8.3 million surcharge, plus Nanometrics’ undisclosed “expenses,” as a cost of the deal.

39. The termination fee of $8.3 million represents 5.6% of the entire $149 million Nanometrics Merger. Termination fees of this magnitude are disproportional and unenforceable as a matter of law.

C.	The Merger Agreement Requires August to Inform Nanometrics of the Specifics of a Competing Bid

40. The Merger Agreement requires August to promptly report to Nanometrics not only the fact of a competing offer but the terms of such offer. Specifically, Section 7.2(c) states:

Each party hereto shall notify the other parties hereto promptly (and in any event within 24 hours) after receipt of any Acquisition Proposal... Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers... and shall keep the other party hereto reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto that is exchanged between such party and the person making such Acquisition Proposal. (Emphasis added).

41. Section 7.2(c) unfairly promises Nanometrics the “inside track” on any competing negotiations. Essentially, this provision of the Merger Agreement grants Nanometrics the right to know exactly what any competing offer is and by whom it is made, and even to see relevant documents relating to such a competing offer. This benefit to Nanometrics is at the expense of August shareholders, and prevents competing offers from being made.

D.	The Offer from Rudolph

42. On news of the Nanometrics Merger, the price of August common stock fell 13% on January 21, 2005 to close at $7.99 per share.

43. Six days after the Merger Agreement was announced, after the market closed on January 27, 2005, Rudolph announced that it had communicated a merger offer to August based on an exchange ratio of 0.6239 share of Rudolph stock for each share of August stock.

44. The Rudolph Offer valued August’s outstanding shares at $ 187 million – an extra $2.11 per share of outstanding August stock, which is 26% richer than the $149 million Nanometrics deal.

45. On January 28, 2005, August common stock closed at $9.55 per share, 18% higher than August’s closing price of $8.10 per share the previous day.

46. Despite the market’s obvious preference for an August-Rudolph merger over an August-Nanometrics merger, on January 31, 2005, August announced that “the Board reaffirms its commitment to the proposed transaction with Nanometrics.” August agreed to negotiate with Rudolph, but only if Rudolph would agree to a confidentiality agreement that is substantially the same as the one in place between August and Nanometrics. Assuming such a confidentiality agreement is executed, there will be an exchange of information between the two parties. If this exchange takes place, August’s Board of Directors will meet to evaluate the information obtained from Rudolph. (Emphasis added)

47. Upon information and belief, the confidentiality agreement “that is substantially the same as the one in place between August and Nanometrics” includes a “stand still” provision. On February 2, 2005, Rudolph executed and returned the confidentiality agreement to August, but publicly announced that it had modified the agreement to allow for subsequent “communications with” August shareholders:

Today we signed and sent to Jeff O’Dell, Chairman and CEO of August, the new confidentiality agreement, but for provisions that would prevent us from further enhancing our offer or continuing communications with shareholders of both August and Rudolph. (Emphasis added).

48. Upon information and belief, the confidentiality order which August required Rudolph to sign contains a “stand still” provision which prevents Rudolph from making a tender offer directly to August shareholders. The provision in the Merger Agreement which requires such a confidentiality agreement adversely affects the ability of any third-party deal from being effectuated, even if the proposed deal is superior to the Nanometrics Merger and would maximize shareholder value.

49. The Rudolph Offer presents significant benefits to August shareholders. Both companies are leaders in the microelectronics industry, and both are in the business of macro defect inspection. Beyond the fact that the deal is a 26% premium over the Nanometrics Merger, Rudolph describes the “Strategic Rationale,” in bullet form, on its company website:

•	Complementary products create complete solution

•	Rudolph is No. 1 in copper (metal) film measurement

•	Leadership in front end and back end macro defect inspection

•	Leverage combined company’s expertise in yield data management systems

•	Enhances leadership in macro defect inspection

•	Deeper penetration into front end macro defect inspection with combined products

•	Rudolph’s worldwide fab relationships will accelerate acceptance for August tools

•	Expanded customer penetration with broader product offering

•	Ability to leverage complementary products into a more diversified customer base

•	Ability to leverage worldwide sales, service and support

•	Larger R&D budget & accelerated innovation

•	Combined $30 million R&D budget

•	Strong financials:

•	Accretive transaction

•	Creates an entity with $170 million in sales

Rudolph also projects that a Rudolph-August merger would create “the clear leader among small cap metrology/inspection companies.”

50. Nonetheless, August continues to rebuff Rudolph’s offer. On February 7, 2005, August announced that it remains committed to the Nanometrics Merger, claiming that Rudolph’s refusal to sign “an acceptable confidentiality agreement” had ended the Company’s negotiations with Rudolph.

51. “I find it hard to believe that every August Technology investor isn’t pushing for a reasonable valuation for the company,” said Theodore O’Neill, an analyst with Wells Fargo Securities LLC, on February 3, 2005. “And that isn’t necessarily present in the existing deal with Nanometrics.” August shareholders, he continued, “like the Rudolph deal a lot better.”

Count I

Against Defendants for Breach of Fiduciary Duty

52. The Individual Defendants were and are under a duty:

(a)	to act in the interests of the equity owners;

(b)	to maximize shareholder value;

(c)	to undertake an appropriate evaluation of the Company’s net worth as a merger/acquisition candidate; and

(d)	to act in accordance with their fundamental duties of due care and loyalty.

53. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in August.

54. By reason of the foregoing acts, practices and course of conduct, including their failure to consider Rudolph’s competing merger offer, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other August public stockholders.

55. The Individual Defendants have refused to enter into any negotiations with Rudolph in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. Defendants’ placement of their own interests ahead of the interests of August shareholders is in direct violation of their fiduciary duties.

56. As a result of the actions of defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of August common stock.

57. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties and prevent the Class from receiving its fair share of August’ valuable assets and businesses.

58. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

1. Declaring that this action is properly maintainable as a class action;

2. Directing the Individual Defendants to exercise their duty of care by giving due consideration to any proposed business combination that would maximize the Company’s shareholder value;

3. Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of August’ public stockholders;

4. Enjoining defendants from consummating the merger with Nanometrics, or a business combination with any other third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

5. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

6. Granting such other and further relief as this Court may deem just and proper.

DATED: February 16, 2005	HEAD, SEIFERT & VANDER WEIDE

	By:	/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173) Thomas V. Seifert (No. 98863)

Attorneys For Plaintiffs 333 South Seventh Street, Suite 1140 Minneapolis, MN 55402-2422 Telephone: (612) 339-1601 Facsimile: (612) 339-3372

Of Counsel:

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz

Lee D. Rudy

280 King of Prussia Road

Radnor, PA 19087

(610) 667-7706

ACKNOWLEDGMENT

Defendants acknowledge that sanctions may be imposed pursuant to Minn. Stat. § 549.211.

DATED: February 16, 2005	HEAD, SEIFERT & VANDER WEIDE

	By:	/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173) Thomas V. Seifert (No. 98863)

Attorneys For Plaintiffs 333 South Seventh Street, Suite 1140 Minneapolis, MN 55402-2422 Telephone: (612) 339-1601 Facsimile: (612) 339-3372